SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Rouse Properties, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

779287101

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

August 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Page 2 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.34%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.34% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 3 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.34%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.34% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 4 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.34%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.34% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 5 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 265,725*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 265,725*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 265,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 6 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 530,635*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 530,635*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 530,635*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 7 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C Sub LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,774*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,774*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 177,774*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 8 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,393*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,393*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 178,393*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%*
14	TYPE OF REPORTING PERSON OO

*    The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 9 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,165,707*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,165,707*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,165,707*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 10 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS New Brookfield Retail Holdings R 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,995,702*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,995,702*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,995,702*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.21%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 11 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 12 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 13 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.34%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 14 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.34%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 15 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.34%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 16 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 17 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 779287101	Page 18 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 779287101	Page 19 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Holdings (US) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 20 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 1 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 21 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 3 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 22 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 4 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 23 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 2 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 24 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 779287101	Page 25 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.55%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 779287101	Page 26 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.34%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.55% of the shares of Common Stock. See Item 5..

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D”) and amended on March 12, 2012 (“Amendment No. 1”), March 20, 2012 (“Amendment No. 2”), January 3, 2013 (“Amendment No. 3”), and April 16, 2013 (“Amendment No. 4”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 5 relates to the common stock, par value $0.01 per share (“Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).

This Amendment No. 5 is being filed to update the beneficial ownership information in the Schedule 13D as a result of the removal of the persons identified in Item 5(e) as reporting persons on this Schedule 13D and the addition of certain persons identified in Item 2 as reporting persons on this Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield Private Funds Holdings Inc. (“Brookfield Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”), a limited partnership formed under the laws of the Province of Manitoba, of which Brookfield Holdings is the sole general partner;

(vi) Brookfield Property Partners Limited (“BP Partners Limited”), a company formed under the laws of Bermuda and the general partner of BPY (defined below);

(vii) Brookfield Property Partners LP (“BPY”), a limited partnership formed under the laws of Bermuda and the general partner of Holding LP (defined below);

(viii) Brookfield Property L.P. (“Holding LP”), a limited partnership formed under the laws of Bermuda;

(ix) Brookfield Retail Holdings II LLC (“BRH II”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(x) Brookfield Retail Holdings III LLC (“BRH III”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xi) Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xii) Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiii) Brookfield Retail Holdings IV-C Sub LLC (“New BRH IV-C”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiv) Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xv) Brookfield Retail Holdings V LP (“BRH V”), a Delaware limited partnership, of which BAM Canada is the sole general partner;

(xvi) Brookfield BPY Holdings (US) Inc. (“CanHoldco”), a corporation formed under the laws of Ontario and a subsidiary of Holding LP;

(xvii) BPY Canada Subholdings 1 ULC (“CanHoldco 1”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco;

(xviii) BPY Canada Subholdings 3 ULC (“CanHoldco 3”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco 1;

(xix) BPY Canada Subholdings 4 ULC (“CanHoldco 4”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco;

(xx) BPY Canada Subholdings 2 ULC (“CanHoldco 2”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco 3 and CanHoldco 4;

(xxi) Brookfield BPY Retail Holdings I LLC (“BPY Holdings I”), a Delaware limited liability company and a subsidiary of CanHoldco 2;

(xxii) Brookfield BPY Retail Holdings II LLC (“BPY Holdings II”), a Delaware limited liability company and a subsidiary of BPY Holdings I;

(xxiii) BPY Retail III LLC (“BPY III”), a Delaware limited liability company and a subsidiary of BPY Holdings II;

(xxiv) Brookfield Retail Holdings VII LLC (“BRH VII”), a Delaware limited liability company, of which BAM Canada is the sole managing member; and

(xxv) New Brookfield Retail Holdings R 2 LLC (“BRH R 2”), a Delaware limited liability company and a subsidiary of BPY Holdings II.

Schedule I to the Original 13D, with respect to Brookfield, Schedule II to the Original 13D, with respect to Partners Limited, Schedule III to the Original 13D, with respect to BHC, Schedule IV to the Original 13D, with respect to Brookfield Holdings, Schedule IX to the Original 13D with respect to BRH II, Schedule X to the Original 13D with respect to BRH III, Schedule XI to the Original 13D with respect to BRH IV-A, Schedule XIV to the Original 13D with respect to BRH IV-D, Schedule XV to the Original 13D with respect to BRH V, Schedule XII to Amendment No. 4 with respect to BRH IV-B, Schedule XIII to Amendment No. 4 with respect to New BRH IV-C, Schedule XX to Amendment No. 4 with respect to Holding LP, Schedule XXI to Amendment No. 4 with respect to CanHoldco, Schedule XXII to Amendment No. 4 with respect to CanHoldco 1, Schedule XXIII to Amendment No. 4 with respect to CanHoldco 3, Schedule XXIV to Amendment No. 4 with respect to CanHoldco 4, Schedule XXV to Amendment No. 4 with respect to CanHoldco 2, Schedule XXVI to Amendment No. 4 with respect to BPY Holdings I, Schedule XXVII to Amendment No. 4 with respect to BPY Holdings II, Schedule XXVIII to Amendment No. 4 with respect to BPY III, Schedule XXIX to Amendment No. 4 with respect to BRH VII, Schedule XXX to Amendment No. 4 with respect to BRH R 2, and Schedule XXXI to this Amendment No. 5 with respect to BP Partners Limited set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person

(b) The principal business address of each of Brookfield, Partners Limited, BHC, CanHoldco 1, CanHoldco 3, CanHoldco 4, CanHoldco 2 and CanHoldco is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BP Partners Limited, BPY and Holding LP is 73 Front Street, 5th Fl Hamilton HM 12 Bermuda. The principal address of each of Brookfield Holdings, BAM Canada, BRH II, BRH III, BRH IV-A, BRH IV-B, New BRH IV-C, BRH IV-D, BRH V, BRH R 2, BRH VII, BPY Holdings I, BPY Holdings II and BPY III is 4 Brookfield Place, 250 Vesey Street, New York, NY 10281-1021.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule IX, Schedule X, Schedule XI, Schedule XIV and Schedule XV to the Original 13D, Schedule XII, Schedule XIII, Schedule XX, Schedule XXI, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX and Schedule XXX to Amendment No. 4, and Schedule XXXI to this Amendment No. 5 set forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Partners Limited, BHC, Brookfield Holdings, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, CanHoldco 3, CanHoldco 4, CanHoldco 2, BPY Holdings I, BPY Holdings II and BPY III is to serve as an holding company. The principal business of BAM Canada is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below). The principal activity of each of (i) BRH II, BRH III, BRH IV-A, BRH IV-B, New BRH IV-C, BRH IV-D, BRH V and BRH VII (each, an “Investment Vehicle”) and (ii) BRH R 2 is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule IX, Schedule X, Schedule XI, Schedule XIV and Schedule XV to the Original 13D, Schedule XII, Schedule XIII, Schedule XX, Schedule XXI, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX and Schedule XXX to Amendment No. 4, and Schedule XXXI to this Amendment No. 5 set forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule I, Schedule II, Schedule III, Schedule IV, Schedule IX, Schedule X, Schedule XI, Schedule XIV and Schedule XV to the Original 13D, Schedule XII, Schedule XIII, Schedule XX, Schedule XXI, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX and Schedule XXX to Amendment No. 4, and Schedule XXXI to this Amendment No. 5 set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) and (e) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on August 8, 2013, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 49,637,556 shares of Common Stock reported by the Company as outstanding as of August 1, 2013 as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2013.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH VII	2,946,661	5.94%
BRH R 2	14,995,702	30.21%
BRH II	2,012,058	4.05%
BRH III	2,307,948	4.65%
BRH IV-A	265,725	0.54%
BRH IV-B (1)	530,635	1.07%
New BRH IV-C	177,774	0.36%
BRH IV-D	178,393	0.36%
BRH V	3,165,707	6.38%
Total:	26,580,603	53.55%

(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement, BRH IV-B shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock owned by each of the Investment Vehicles, consisting of 11,584,901 shares of Common Stock, representing 23.34% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock.

BPY III is the controlling non-managing member of BRH VII. By virtue of (i) its ability under the Operating Agreement of BRH VII to appoint and remove the board of directors of BRH VII and (ii) the ability of the board of directors of BRH VII to direct BAM Canada on behalf of BRH VII to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), BPY III may be deemed to share voting and investment power with respect to the 11,584,901 shares of Common Stock owned by the Investment Vehicles, representing approximately 23.34% of the shares of the Common Stock. As direct and indirect controlling persons of BPY III, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited and Brookfield may be deemed to share with BPY III beneficial ownership of such shares of Common Stock.

As of the close of business on August 8, 2013, BRH R 2 directly held 14,995,702 shares of Common Stock, representing approximately 30.21% of the shares of Common Stock. As direct and indirect controlling persons of BRH R 2, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited and Brookfield may be deemed to share with BRH R 2 beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 26,580,603 shares of Common Stock, constituting beneficial ownership of 53.55% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Investment Vehicles. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by BRH R 2. BRH R 2 expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by any of the Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(e) Each of BP Limited and Property GP ceased to be a beneficial owner of more than five percent (5%) of the shares of Common Stock outstanding as of August 8, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on August 9, 2013, with respect to the joint filing of this Amendment No. 5 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 20.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 20	Joint Filing Agreement, dated as of August 9, 2013, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Property Partners Limited, Brookfield Property Partners LP, Brookfield Property L.P., Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C Sub LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, New Brookfield Retail Holdings R 2 LLC, Brookfield BPY Holdings (US) Inc., BPY Canada Subholdings 1 ULC, BPY Canada Subholdings 3 ULC, BPY Canada Subholdings 4 ULC, BPY Canada Subholdings 2 ULC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, BPY Retail III LLC and Brookfield Retail Holdings VII LLC

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2013	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: August 9, 2013	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: August 9, 2013	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

Dated: August 9, 2013	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: August 9, 2013	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: August 9, 2013	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: August 9, 2013	Brookfield Property PARTNERS LP

By Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: August 9, 2013	Brookfield Property L.P.

By: Brookfield Property Partners LP, its general partner

By: Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: August 9, 2013	BROOKFIELD BPY HOLDINGS (US) INC.

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: August 9, 2013	BPY Canada Subholdings 1 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: August 9, 2013	BPY Canada Subholdings 3 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: August 9, 2013	BPY Canada Subholdings 4 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: August 9, 2013	BPY Canada Subholdings 2 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: August 9, 2013	BROOKFIELD BPY RETAIL HOLDINGS I LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: August 9, 2013	Brookfield BPY Retail Holdings II LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: August 9, 2013	BPY Retail III LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: August 9, 2013	Brookfield Retail Holdings VII LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: August 9, 2013	NEW BROOKFIELD RETAIL HOLDINGS R 2 LLC

	By:	/s/ David Stalter
Name: David Stalter
Title: Senior Vice President

Dated: August 9, 2013	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: August 9, 2013	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: August 9, 2013	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: August 9, 2013	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: August 9, 2013	BROOKFIELD RETAIL HOLDINGS IV-C SUB LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: August 9, 2013	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: August 9, 2013	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director